News release

21 February 2019

RESULTS FOR THE YEAR TO 31 DECEMBER 2018

RELX, the global provider of information-based analytics and decision tools, reports continued underlying growth in revenue, operating profit and earnings in 2018.

Highlights

➢Underlying revenue growth +4%; full year reported total £7,492m

➢Underlying adjusted operating profit growth +6%; full year total £2,346m

➢Adjusted EPS growth constant currency +7%; in sterling +6% to 84.7p

➢Reported operating profit £1,964m (£1,905m)

➢Reported EPS 71.9p (81.6p); prior year included exceptional non-cash credit relating to US tax reforms

➢Proposed full year dividend growth +7% to 42.1p

➢Return on invested capital up to 13.2% (12.9%)

➢Strong financial position; cash conversion rate 96%, net debt/EBITDA 2.4x including leases and pensions

➢Completed nine acquisitions for a total consideration of £978m

➢£700m of share buybacks completed in 2018, announcing total of £600m in 2019

2017 figures restated for new accounting standards (see note 1 on page 23)

Commenting on the results, Sir Anthony Habgood, Chairman, said:

“RELX continued its positive development in 2018. Adjusted earnings per share in constant currencies grew +7%, and we have announced a dividend increase of +7%. In 2018 we simplified our corporate structure into a single parent company, removing complexity and increasing transparency for shareholders. Shares in the single parent company are now listed in London, Amsterdam and New York, and with a full weighting in both the FTSE 100 and AEX indices.”

Chief Executive Officer, Erik Engstrom, commented:

“In 2018 we again achieved our objective to deliver good underlying revenue growth, with underlying adjusted operating profit growth ahead of underlying revenue growth, and adjusted earnings per share growth at constant currencies ahead of underlying profit growth.”

“We also had an active year for acquisitions, focusing on targeted data sets, analytics and assets that support our organic growth strategies.”

“Our number one strategic priority remains unchanged: the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers.”

“Key business trends in the early part of 2019 are consistent with 2018, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit, and earnings growth in 2019.”

Operating and financial review

RELX 2018 I Results 2

2018 FINANCIAL RESULTS

(2017 comparatives): restated for new accounting standards

Revenue of £7,492m (£7,341m); underlying growth +4%: The underlying growth rate reflects good growth in electronic and face-to-face revenues (90% of the total), and the further development of our analytics and decision tools, partially offset by continued print revenue declines. When expressed in sterling revenue growth was +2%.

Adjusted operating profit of £2,346m (£2,284m); underlying growth +6%: Growth was driven by revenue growth and close control of costs. When expressed in sterling adjusted operating profit growth was +3%.

Reported operating profit: Reported operating profit, including amortisation of acquired intangible assets, was £1,964m (£1,905m).

Interest and tax: Adjusted net interest expense was £201m (£183m). Adjusted tax was £465m (£473m). The adjusted effective tax rate was 21.7%. Reported tax was £292m after a £112m exceptional tax credit. The prior year reported tax charge was £65m after an exceptional tax credit of £346m related to the US Tax Cuts and Jobs Act.

Adjusted EPS growth in constant currencies +7%: Adjusted EPS expressed in sterling was +6% to 84.7p (80.2p).

Reported EPS: Reported EPS was 71.9p (81.6p) with a lower benefit in 2018 from the exceptional tax credits referred to above.

Dividend: We are proposing a full year dividend increase of +7% to 42.1p (39.4p) for RELX PLC. The long term dividend policy is unchanged. We will continue to grow the dividend broadly in line with adjusted earnings per share, subject to exchange rate considerations, whilst maintaining cover of at least two times over the longer term.

ROIC: Return on invested capital increased to 13.2% (12.9%).

Net debt/EBITDA 2.4x including leases and pensions: Net debt, including leases as per IFRS 16, was £6.2bn (£5.0bn) at 31 December 2018. The adjusted cash flow conversion rate was 96% (96%), with capital expenditure as a percentage of revenues of 5%. Excluding leases and pensions, net debt/EBITDA was 2.2x.

Portfolio development: In 2018 we completed nine acquisitions of content, data analytics and exhibition assets for a total consideration of £978m, and disposed of eight assets for a total of £45m.

Share buybacks: In 2018 we deployed £700m on share buybacks. Following acquisition spend above historical averages in 2018, we intend to deploy a total of £600m in 2019, of which £100m has already been completed.

Corporate simplification: The simplification measures which we announced in February 2018 were approved by RELX PLC and RELX NV in June, with over 99.9% of both parent company shareholders voting in favour, and became effective on 8 September 2018. Shares in RELX PLC are now listed in London, Amsterdam and New York, with full weightings in both the FTSE 100 and AEX indices.

2019 OUTLOOK

Key business trends in the early part of 2019 are consistent with 2018, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying growth in revenue and in adjusted operating profit, together with growth in adjusted earnings per share on a constant currency basis.

Operating and financial review

RELX 2018 I Results 3

ReLX FINANCIAL SUMMARY

	Year ended 31 December
	2018 £m	2017† £m	Change	Change at constant currencies	Underlying growth rates
Revenue	7,492	7,341	+2%	+4%	+4%
Adjusted operating profit	2,346	2,284	+3%	+4%	+6%
Adjusted operating margin	31.3%	31.1%
Reported operating profit	1,964	1,905	+3%
Adjusted net interest expense	(201)	(183)
Adjusted profit before tax	2,145	2,101	+2%	+3%
Adjusted tax	(465)	(473)
Non-controlling interests	(6)	(8)
Adjusted net profit	1,674	1,620	+3%	+5%
Reported net profit	1,422	1,648	-14%
Reported net margin	19.0%	22.4%
Adjusted earnings per share	84.7p	80.2p	+6%	+7%
Reported earnings per share	71.9p	81.6p	-12%
Net borrowings	6,177	5,042
Ordinary dividend per share	42.1p	39.4p	+7%
†Restated (see note 1 on page 23)

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. In 2018 and 2017, we also excluded exceptional tax credits (see page 31). Reconciliations between the reported and adjusted figures are set out on page 32. Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. Constant currency growth rates are based on 2017 full-year average and hedge exchange rates.

2018 Reporting notes and definitions

Reporting currency: Following the corporate structure simplification our financial results will be published in sterling, with summary financial information expressed in both euros and US dollars available on pages 33 and 34 of this document.

Accounting standards: Comparative financial information for 2017 has been restated following the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers and IFRS 16 Leases from 1 January 2018. See note 1 to the consolidated financial information on page 23.

Underlying growth rates: Unless otherwise stated, all references to growth in revenue and profit in this document relate to underlying growth and, for profit, to adjusted figures. Underlying growth rates are calculated at constant currencies, and now exclude the results of acquisitions until twelve months after purchase, and the results of disposals and assets held for sale. Previously the results for acquisitions made in both the year and prior year were excluded. This change, which has brought us into line with comparable companies, had no impact on the 2018 underlying revenue growth rates at either the divisional or group level.

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Disclaimer regarding forward-looking statements

This Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others, current and future economic, political and market forces; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; regulatory and other changes regarding the collection, transfer or use of third-party content and data; demand for RELX products and services; competitive factors in the industries in which RELX operates; ability to realise the future anticipated benefits of acquisitions; significant failure or interruption of our systems; compromises of our data security systems or other unauthorised access to our databases; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission.

Operating and financial review

RELX 2018 I Results 4

BUSINESS AREA ANALYSIS

	Year ended 31 December
	2018 £m	2017† £m	Change	Change at constant currencies	Underlying growth rates
REVENUE
Scientific, Technical & Medical	2,538	2,473	+3%	+4%	+2%
Risk & Business Analytics	2,117	2,073	+2%	+5%	+8%
Legal	1,618	1,686	-4%	-1%	+2%
Exhibitions	1,219	1,109	+10%	+12%	+6%
Total	7,492	7,341	+2%	+4%	+4%
ADJUSTED OPERATING PROFIT
Scientific, Technical & Medical	942	914	+3%	+2%	+2%
Risk & Business Analytics	776	760	+2%	+6%	+8%
Legal	320	328	-2%	0%	+10%
Exhibitions	313	287	+9%	+11%	+10%
Unallocated items	(5)	(5)
Total	2,346	2,284	+3%	+4%	+6%

†Restated (see note 1 on page 23)

Operating and financial review

RELX 2018 I Results 5

Scientific, Technical & Medical

	Year ended 31 December
	2018 £m	2017† £m	Change	Change at constant currencies	Underlying growth rates
Revenue	2,538	2,473	+3%	+4%	+2%
Adjusted operating profit	942	914	+3%	+2%	+2%
Adjusted operating margin	37.1%	37.0%

†Restated (see note 1 on page 23)

83% of revenue electronic and face-to-face

Key business trends remained positive in 2018, with underlying revenue growth in line with the prior year, and underlying profit growth matching revenue growth.

Underlying revenue growth was +2%. The difference between the constant currency and underlying growth rates reflects the impact of portfolio changes.

Underlying adjusted operating profit growth was +2% with underlying cost growth marginally below underlying revenue growth. The reported margin increased by 0.1 percentage points, with currency impacts largely offset by portfolio effects.

Electronic revenues saw continued good growth. In primary research we continued to enhance customer value by providing broader content sets across our research offering, increasing the sophistication of our analytics, and evolving our technology platforms. Databases & tools continued to drive growth across market segments through enhanced functionality and content development.

Print book sales, which represent around 10% of divisional revenues, reverted to historical levels of decline for the main selling season, with return rates also at historical levels. Print pharma promotion revenues, which represent less than 5% of the divisional total, saw a slightly steeper decline than in recent years.

In 2018 we made three small acquisitions in support of our organic growth strategy, Via Oncology, Aries Systems and Science-Metrix, and disposed of a minor pharma business in Japan.

2019 outlook: Our customer environment remains largely unchanged, and we expect another year of modest underlying revenue growth, with underlying operating profit growth exceeding underlying revenue growth.

Operating and financial review

RELX 2018 I Results 6

Risk & Business Analytics

	Year ended 31 December
	2018 £m	2017† £m	Change	Change at constant currencies	Underlying growth rates
Revenue	2,117	2,073	+2%	+5%	+8%
Adjusted operating profit	776	760	+2%	+6%	+8%
Adjusted operating margin	36.7%	36.7%

†Restated (see note 1 on page 23)

98% of revenue electronic and face-to-face

Underlying revenue growth was strong in 2018, in line with the prior year. Underlying profit growth matched underlying revenue growth.

Underlying revenue growth was +8%. The difference between the constant currency and underlying growth rates reflects the impact of portfolio changes.

Underlying adjusted operating profit growth matched underlying revenue growth as we continued to pursue our strategy, with a primary focus on organic development.

Insurance grew strongly. We continued to drive growth through the roll-out of enhanced analytics, the extension of datasets, and by further expansion in adjacent verticals, in US market conditions that, over the year as a whole, were neutral to mildly positive. International initiatives continued to progress well.

In Business Services, further development of analytics that help our customers to detect and prevent fraud and to manage risk across the financial and corporate sectors continued to drive growth, in a robust US and international market environment.

In Data Services, organic development of innovative new products and expansion of the range of risk management solutions drove growth across market verticals. In Government, which accounts for around 5% of divisional revenues, we continued to drive customer value through the introduction of sophisticated analytics.

Risk & Business Analytics acquired three data and analytics businesses that support our organic growth strategy in 2018, ThreatMetrix, SST and Safe Banking Systems, and disposed of a number of minor print and other assets.

2019 outlook: The fundamental growth drivers of Risk & Business Analytics remain strong, and we expect underlying operating profit growth to continue to broadly match underlying revenue growth.

Operating and financial review

RELX 2018 I Results 7

Legal

	Year ended 31 December
	2018 £m	2017† £m	Change	Change at constant currencies	Underlying growth rates
Revenue	1,618	1,686	-4%	-1%	+2%
Adjusted operating profit	320	328	-2%	0%	+10%
Adjusted operating margin	19.8%	19.5%

†Restated (see note 1 on page 23)

83% of revenue electronic and face-to-face

Underlying revenue growth in 2018 was in line with the prior year, with continued efficiency gains driving strong underlying operating profit growth.

Underlying revenue growth was +2%. The difference between the constant currency and underlying growth rates reflects the impact of portfolio changes.

Underlying adjusted operating profit growth was +10%. The increase in operating profit margin reflects ongoing organic process improvements as we enter the latter stages of systems decommissioning. This more than offset the absence of a profit contribution from joint ventures, and other portfolio effects.

The market environment for legal services, and for legal information providers, remained stable. Electronic revenues saw continued growth, partially offset by print declines.

The roll-out of new platform releases with broader datasets and tools continued across our US and international markets.

In 2018 we supported the organic expansion of our leading legal analytics services with the acquisition of the German IP analytics business PatentSight, and disposed of two minor assets.

2019 outlook: Trends in our major customer markets are unchanged, continuing to limit the scope for underlying revenue growth. We expect good underlying profit growth.

Operating and financial review

RELX 2018 I Results 8

Exhibitions

	Year ended 31 December
	2018 £m	2017† £m	Change	Change at constant currencies	Underlying growth rates
Revenue	1,219	1,109	+10%	+12%	+6%
Adjusted operating profit	313	287	+9%	+11%	+10%
Adjusted operating margin	25.7%	25.9%

†Restated (see note 1 on page 23)

100% of revenue face-to-face and electronic

Underlying revenue growth rates exclude exhibition cycling effects

Exhibitions achieved strong underlying revenue growth in 2018, with underlying operating profit growth reflecting cycling-in effects.

Underlying revenue growth was +6%. After portfolio changes and five percentage points of cycling-in effects, constant currency revenue growth was +12%.

Underlying adjusted operating profit growth was +10% reflecting cycling-in effects.

In 2018 we continued to pursue organic growth opportunities, launching 44 new events and piloting and rolling out several data analytics initiatives.

Underlying growth was good in Europe and strong in Japan and China. The US continued to see differentiated growth rates by industry sector, and Brazil returned to growth. Most other markets continued to grow well.

We expect the Tokyo Olympic Games to constrain local venue capacity over the next 18 months, after which new and expanded exhibition space will become available. This could reduce the overall divisional underlying revenue growth rate by around one percentage point this year and next.

In 2018 we completed two small acquisitions, Gamer Network and AMTS, and made two minor disposals. Since the year end we have acquired Mack Brooks, a leading organiser of over 30 highly complementary events across key geographies and industrial verticals.

2019 outlook: We expect underlying revenue growth trends to continue, the above temporary venue constraints aside, and we expect cycling-out effects to reduce the reported revenue growth rate by around five percentage points.

Operating and financial review

RELX 2018 I Results 9

Comparative financial information in the following commentary has been restated following the adoption of IFRS 9 - Financial Instruments, IFRS 15 - Revenue from Contracts with Customers and IFRS 16 - Leases. See note 1 to the consolidated financial information on page 23 for further details.

Financial review: REPORTED AND ADJUSTED FIGURES

	Year ended 31 December
	2018 £m	Restated 2017 £m	Change	Underlying growth rates
Reported figures
Revenue	7,492	7,341	+2%
Operating profit	1,964	1,905	+3%
Profit before tax	1,720	1,721	0%
Net profit attributable to RELX PLC shareholders	1,422	1,648	-14%
Net margin	19.0%	22.4%
Earnings per share	71.9p	81.6p	-12%

Adjusted figures
Revenue	7,492	7,341	+2%	+4% UL
Operating profit	2,346	2,284	+3%	+6% UL
Operating margin	31.3%	31.1%
Profit before tax	2,145	2,101	+2%
Net profit attributable to RELX PLC shareholders	1,674	1,620	+3%
Net margin	22.3%	22.1%
Earnings per share	84.7p	80.2p	+6%	+7% CC
UL: Underlying CC: Constant currency

The RELX condensed consolidated financial information is presented in sterling. Summary financial information is presented in euros and US dollars on pages 33 and 34 respectively.

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. In 2018 and 2017, we also excluded exceptional tax credits (see page 31). Reconciliations between the reported and adjusted figures are set out on page 32. Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. Constant currency growth rates are based on 2017 full-year average and hedge exchange rates.

Revenue

Underlying growth of revenue was 4%, with all four market segments contributing to underlying growth. The underlying growth rate reflects good growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Exhibition cycling effects increased revenue growth by 1%, and the net impact of acquisitions and disposals reduced revenue growth by 1%. The impact of currency movements was to decrease revenue by 2%, principally due to the US dollar being weaker against sterling on average during 2018.

Reported revenue, including the effects of exhibition cycling, portfolio changes and currency movements, was £7,492m (2017: £7,341m), up 2%.

Operating and financial review

RELX 2018 I Results 10

Profit

Underlying adjusted operating profit grew ahead of revenue at 6%, reflecting the benefit of tight cost control across the Group. The net impact of acquisitions and disposals decreased adjusted operating profit by 2%. Currency effects decreased adjusted operating profit by 1%. Total adjusted operating profit, including the impact of acquisitions and disposals and currency effects, was £2,346m (2017: £2,284m), up 3%.

Reported operating profit, after amortisation of acquired intangible assets and acquisition-related costs, was £1,964m (2017: £1,905m). The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, decreased to £288m (2017: £314m), the reduction primarily reflects certain assets becoming fully amortised. Acquisition-related costs were £84m (2017: £56m), higher than the prior year as a result of increased transaction activity.

Underlying operating cost growth was 4%, reflecting investment in global technology platforms and the launch of new products and  services, partly offset by continued process innovation. Actions continue to be taken across our businesses to improve cost-efficiency. Total operating costs, including the impact of acquisitions, disposals and currency effects, increased by 2%.

The overall adjusted operating margin of 31.3% was 0.2 percentage points higher than in the prior year. On an underlying basis, including cycling effects, the margin improved by 0.4 percentage points. Acquisitions and disposals reduced the margin by 0.5 percentage points and currency effects increased the margin by 0.3 percentage points.

Adjusted interest expense, excluding the net pension financing charge of £9m (2017: £15m) and including finance income in joint ventures of £1m (2017: £1m), was £201m (2017: £183m). The increase primarily reflects a higher level of borrowings in 2018, partly offset by currency translation effects.

Adjusted profit before tax was £2,145m (2017: £2,101m), up 2%.

The adjusted effective tax rate on adjusted profit before tax was 21.7%, 0.8 percentage points lower than the prior year rate of 22.5%. The adjusted effective tax rate excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The reported tax charge was £292m (2017: £65m). The 2017 tax charge included a one-off £346m credit in relation to the US Tax Cuts and Jobs Act. The year-on-year impact of this credit is partially offset by the recognition of a £112m exceptional tax credit in 2018 as a result of the substantial resolution of certain prior year tax matters during the year and the deferred tax effect of tax rate reductions in the Netherlands and the US. On the basis of their size and non-recurring nature these tax credits have been treated as exceptional items and excluded from the adjusted tax charge.

The adjusted net profit attributable to RELX PLC shareholders of £1,674m (2017: £1,620m) was up 3%. Adjusted earnings per share was up 6% at 84.7p (2017: 80.2p). At constant rates of exchange, adjusted earnings per share increased by 7%.

The reported net profit attributable to RELX PLC shareholders was £1,422m (2017: £1,648m).

Operating and financial review

RELX 2018 I Results 11

Cash flows

	Year ended 31 December
	2018 £m	Restated 2017 £m
Adjusted cash flow conversion
Adjusted operating profit	2,346	2,284
Depreciation and amortisation of internally developed intangible assets	287	268
Depreciation of right-of-use assets	77	75
Capital expenditure	(362)	(354)
Repayment of lease principal (net)*	(81)	(76)
Working capital and other items	(24)	-
Adjusted cash flow	2,243	2,197
Adjusted cash flow conversion	96%	96%
* Excludes repayments and receipts in respect of disposal related vacant property and is net of sublease receipts

Adjusted cash flow was £2,243m (2017: £2,197m), up 2% compared with the prior year and up 3% at constant currencies. As a result of the adoption of IFRS 16, adjusted cash flow includes the principal element of lease repayments. The rate of conversion of adjusted operating profit to adjusted cash flow was 96% (2017: 96%).

Capital expenditure was £362m (2017: £354m), including £306m (2017: £303m) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure across the business. Depreciation and the amortisation of internally developed intangible assets was £287m (2017: £268m). Capital expenditure was 4.8% of revenue (2017: 4.8%). Depreciation and amortisation was 3.8% of revenue (2017: 3.7%). These percentages exclude depreciation of leased right-of-use assets of £77m (2017: £75m) and principal lease repayments under IFRS 16 of £81m (2017: £76m).

	Year ended 31 December
	2018 £m	Restated 2017 £m
Free cash flow
Adjusted cash flow	2,243	2,197
Cash interest paid	(155)	(163)
Cash tax paid	(428)	(472)
Acquisition-related costs*	(67)	(28)
Free cash flow before dividends	1,593	1,534
Dividends	(796)	(762)
Free cash flow after dividends	797	772
*Including cash tax relief

Free cash flow before dividends was £1,593m (2017: £1,534m). Ordinary dividends paid to shareholders in the year, being the 2017 final and 2018 interim dividends, amounted to £796m (2017: £762m). Free cash flow after dividends was £797m (2017: £772m).

Tax paid, excluding tax relief on acquisition-related costs and disposals, of £428m (2017: £472m) decreased due to the timing of payments and movements in exchange rates. Interest paid was £155m (2017: £163m).

Operating and financial review

RELX 2018 I Results 12

	Year ended 31 December
	2018 £m	Restated 2017 £m
Reconciliation of net debt
Net debt at 1 January	(5,042)	(5,050)
Free cash flow post dividends	797	772
Net disposal proceeds	5	41
Acquisition cash spend (including borrowings in acquired businesses)	(960)	(141)
Share repurchases	(700)	(700)
Purchase of shares by the Employee Benefit Trust	(43)	(39)
Other*	12	34
Currency translation	(246)	41
Movement in net debt	(1,135)	8
Net debt at 31 December	(6,177)	(5,042)
*Cash tax relief on disposals, distributions to non-controlling interests, pension deficit payments, leases and share option exercise proceeds.

Total consideration on acquisitions completed in the year was £978m (2017: £123m). Cash spent on acquisitions was £960m (2017: £141m), including deferred consideration of £16m (2017: £13m) on past acquisitions and spend on venture capital investments of £13m (2017: £10m).

Total consideration for the disposal of non-strategic assets in 2018 was £45m (2017: £87m). Net cash inflow after timing differences and separation and transaction costs was £5m (2017: £41m inflow).

Share repurchases in 2018 were £700m (2017: £700m), with a further £100m repurchased in 2019 as at 20 February. 26.9m RELX PLC shares were acquired at an average price of 1,578p, and 17.5m RELX NV shares were acquired at an average price of €17.73 (prior to the corporate simplification). In addition, the Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £43m (2017: £39m). Proceeds from the exercise of share options were £21m (2017: £32m).

Debt

Net borrowings at 31 December 2018 were £6,177m, an increase of £1,135m since 31 December 2017. The majority of our borrowings are denominated in US dollars and euros, and sterling being weaker at the end of the year contributed to higher net borrowings when translated into sterling. Excluding currency translation effects, net borrowings increased by £889m. Expressed in US dollars, net borrowings at 31 December 2018 were $7,874m, an increase of $1,055m.

Gross borrowings of £6,365m (31 December 2017: £5,253m) are comprised of bank and bond borrowings of £6,005m (31 December 2017: £4,862m) and lease liabilities under IFRS 16 of £360m (31 December 2017: £391m). The fair value of related derivative net assets was £25m (31 December 2017: £43m), finance lease receivables totalled £49m (31 December 2017: £57m) and cash and cash equivalents totalled £114m (31 December 2017: £111m). In aggregate, these give the net borrowings figure of £6,177m (31 December 2017: £5,042m).

The effective interest rate on gross bank and bond borrowings was 3.2% in 2018, in line with the prior year. This reflects increases in market interest rates offset by the benefit of refinancing historical bonds that had higher rates of interest. As at 31 December 2018, gross bank and bond borrowings had a weighted average life remaining of 4.1 years and a total of 45% of them were at fixed rates, after taking into account interest rate derivatives.

The ratio of net debt (including leases and pensions) to 12-month trailing EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 2.4x (31 December 2017: 2.2x), calculated in US dollars. Excluding leases and pensions, the ratio was 2.2x (31 December 2017: 1.9x).

Operating and financial review

RELX 2018 I Results 13

Pensions

Net pension obligations, i.e. pension obligations less pension assets, increased to £433m (2017: £328m). There was a net deficit of £203m (2017: £89m) in respect of funded schemes, which were on average 96% funded at the end of the year on an IFRS basis. The higher deficit mainly reflects weaker asset performance in the UK scheme. An £11m past service cost was recognised in the UK in relation to GMP equalisation.

Liquidity

During July 2018, the Group’s $2.0bn undrawn committed bank facility, maturing in July 2020, was cancelled and replaced with a new $3.0bn facility, consisting of a $1.75bn tranche maturing in July 2023 and a $1.25bn tranche maturing in July 2021. This facility provides security of funding for short term debt.

In March 2018, $700m of dollar denominated fixed rate term debt was issued with a coupon of 3.5% and a maturity of five years, and €500m of euro denominated fixed rate term debt was issued with a coupon of 1.5% and a maturity of nine years. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements.

Invested capital and returns

The post-tax return on average invested capital in the year was 13.2% (2017: 12.9%).

	Year ended 31 December
	2018 £m	Restated 2017 £m
Adjusted operating profit	2,346	2,284
Tax at effective rate	509	514
Effective tax rate	21.7%	22.5%
Adjusted operating profit after tax	1,837	1,770
Average invested capital*	13,924	13,733
Return on invested capital	13.2%	12.9%

*Average of invested capital at the beginning and the end of the year, retranslated at average exchange rates for the year. Invested capital is calculated as net capital employed, adjusted to add back accumulated amortisation and impairment of acquired intangible assets and goodwill and to exclude the gross up to goodwill in respect of deferred tax liabilities.

Alternative performance measures

RELX uses adjusted figures, which are not defined by generally accepted accounting principles (‘GAAP’) such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group’s performance, position and cash flows. We believe that these measures enable investors to more clearly track the core operational performance of the Group by separating out items of income or expenditure relating to acquisitions, disposals and capital items, and by excluding exceptional tax credits. This provides our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities.

Management uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business segments. Adjusted financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies. Please see page 32 for reconciliations of adjusted measures.

Operating and financial review

RELX 2018 I Results 14

The following changes to alternative performance measures have been made for the 2018 year end:

•

The definition of adjusted cash flow was updated as a result of the adoption of IFRS 16 to include the principal element of lease repayments. This is consistent with the inclusion of capital expenditure in relation to property, plant and equipment in this adjusted measure. Prior year comparatives have been restated on page 32.

•

Underlying growth rates now include the results of acquisitions starting twelve months after completion of a transaction. This change, which has brought us into line with comparable companies, had no impact on the 2018 underlying revenue growth rates at either the business segment or group level.

Dividends

The final dividend proposed by the Board is 29.7p per share, 7% higher than the dividend for the prior year. This gives total dividends for the year of 42.1p (2017: 39.4p).

Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, is 2.0 x. The dividend policy is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (defined as the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

Operating and financial review

RELX 2018 I Results 15

PRINCIPAL RISKS

The principal risks facing RELX arise from the highly competitive and rapidly changing nature of our markets, the increasing technological nature of our products and services, the international nature of our operations, legislative, fiscal and regulatory developments and economic conditions in our markets.

The principal risks and uncertainties that have been identified are summarised below:

•

Demand for our products and services may be adversely impacted by factors beyond our control, such as the economic environment in the United States, Europe and other major economies, political uncertainties (including the potential consequences of the United Kingdom’s withdrawal from the European Union under Article 50 of the Treaty of Lisbon (“Brexit”)), acts of war and civil unrest as well as levels of government and private funding provided to academic and research institutions.

•

Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

•

Our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, either because of data privacy laws, such as the European Union’s General Data Protection Regulation (“GDPR”), relating to internet communications, privacy and data protection, e-commerce, information governance and use of public records, or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers. Compromise of data privacy, through a failure of our cyber security measures, other data loss incidents or failure to comply with requirements for proper collection, storage and transmittal of data, by ourselves or our third-party service providers, may damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•

Our Scientific, Technical and Medical (“STM”) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our revenue from paid subscriptions.

•

Our businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

•

Our businesses operate in highly competitive and dynamic markets, and the means of delivering our products and services, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors and other factors. Failure to anticipate and quickly adapt to these changes could impact the competitiveness of our products and services and consequently adversely affect our revenue.

Operating and financial review

RELX 2018 I Results 16

•

We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill.

•

Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure, interruption or security breach.

•

Our businesses maintain online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems, or failure to comply with applicable legislation or regulatory or contractual requirements could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•

Our organisational and operational structures depend on outsourced and offshored functions, including use of cloud service providers. Poor performance, failure or breach of third parties to whom we have outsourced activities, could adversely affect our business performance, reputation and financial condition.

•

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain skilled employees and management. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance. Failure to recruit and develop talent regardless of gender, race or other characteristics could adversely affect our reputation and business performance.

•

We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The assets and obligations associated with those pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase future pension costs and funding requirements.

•

Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. The Organisation for Economic Co-operation and Development (“OECD”)’s reports on Base Erosion and Profit Shifting, suggested a range of new approaches that national governments might adopt when taxing the activities of multinational enterprises. The OECD continues to explore options around the taxation of the digital economy. As a result of the OECD’s work and other international initiatives, tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

•

The RELX consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are

Operating and financial review

RELX 2018 I Results 17

other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen and significant fluctuations in these exchange rates could also significantly impact our reported results.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

•

As a global provider of professional information solutions to the STM, risk & business analytics, legal and exhibitions markets we, our employees and major suppliers are expected to adhere to high standards of independence and ethical conduct, including those related to anti-bribery and anti-corruption, sanctions, promoting human rights and principled business conduct. A breach of generally accepted ethical business standards or applicable anti-bribery and anti-corruption, sanctions or competition statutes could adversely affect our business performance, reputation and financial condition.

Condensed consolidated financial information

RELX 2018 I Results 18

Condensed consolidated income statement

		Year ended 31 December
	Note	2018 £m	Restated 2017 £m
Revenue	2	7,492	7,341
Cost of sales		(2,644)	(2,628)
Gross profit		4,848	4,713
Selling and distribution costs		(1,191)	(1,163)
Administration and other expenses		(1,725)	(1,682)
Share of results of joint ventures		32	37
Operating profit		1,964	1,905
Finance income		6	6
Finance costs		(217)	(205)
Net finance costs		(211)	(199)
Disposals and other non-operating items		(33)	15
Profit before tax		1,720	1,721
Current tax		(297)	(439)
Deferred tax		5	374
Tax expense		(292)	(65)
Net profit for the year		1,428	1,656
Attributable to:
RELX PLC shareholders		1,422	1,648
Non-controlling interests		6	8
Net profit for the year		1,428	1,656

		Year ended 31 December
Earnings per share		2018	Restated 2017
Basic earnings per share	3	71.9p	81.6p
Diluted earnings per share	3	71.4p	81.0p

Summary financial information is presented in euros and US dollars on pages 33 and 34 respectively.

Condensed consolidated financial information

RELX 2018 I Results 19

Condensed consolidated statement of comprehensive income

		Year ended 31 December
	Note	2018 £m	Restated 2017 £m
Net profit for the year		1,428	1,656
Items that will not be reclassified to profit or loss:
Actuarial (losses)/gains on defined benefit pension schemes	6	(91)	233
Tax on items that will not be reclassified to profit or loss		15	(59)
Total items that will not be reclassified to profit or loss		(76)	174
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		207	(507)
Fair value movements on cash flow hedges		(59)	137
Transfer to net profit from cash flow hedge reserve		17	25
Tax on items that may be reclassified to profit or loss		9	(30)
Total items that may be reclassified to profit or loss		174	(375)
Other comprehensive income/(loss) for the year		98	(201)
Total comprehensive income for the year		1,526	1,455
Attributable to:
RELX PLC shareholders		1,520	1,447
Non-controlling interests		6	8
Total comprehensive income for the year		1,526	1,455

Condensed consolidated financial information

RELX 2018 I Results 20

Condensed consolidated statement of cash flows

		Year ended 31 December
	Note	2018 £m	Restated 2017 £m
Cash flows from operating activities
Cash generated from operations	5	2,555	2,526
Interest paid (including lease interest)		(179)	(169)
Interest received		24	6
Tax paid (net)		(415)	(449)
Net cash from operating activities		1,985	1,914
Cash flows from investing activities
Acquisitions		(935)	(131)
Purchases of property, plant and equipment		(56)	(51)
Expenditure on internally developed intangible assets		(306)	(303)
Purchase of investments		(13)	(10)
Proceeds from disposals of property, plant and equipment		4	1
Gross proceeds from business disposals		34	84
Payments on business disposals		(29)	(43)
Dividends received from joint ventures		30	38
Net cash used in investing activities		(1,271)	(415)
Cash flows from financing activities
Dividends paid to shareholders		(796)	(762)
Distributions to non-controlling interests		(8)	(10)
Increase/(decrease) in short term bank loans, overdrafts and commercial paper		147	(148)
Issuance of term debt		958	873
Repayment of term debt		(211)	(712)
Repayment of leases		(95)	(89)
Receipts in respect of subleases		14	11
Repurchase of ordinary shares		(700)	(700)
Purchase of shares by the Employee Benefit Trust		(43)	(39)
Proceeds on issue of ordinary shares		21	32
Net cash used in financing activities		(713)	(1,544)

Increase/(decrease) in cash and cash equivalents	5	1	(45)
Movement in cash and cash equivalents
At start of year		111	162
Increase/(decrease) in cash and cash equivalents		1	(45)
Exchange translation differences		2	(6)
At end of year		114	111

Condensed consolidated financial information

RELX 2018 I Results 21

Condensed consolidated statement of financial position

		As at 31 December
	Note	2018 £m	Restated 2017 £m
Non-current assets
Goodwill		6,899	5,965
Intangible assets		3,534	3,194
Investments in joint ventures		104	102
Other investments		151	141
Property, plant and equipment		198	194
Right-of-use assets	7	263	287
Deferred tax assets		455	431
Net pension assets	6	6	22
Derivative financial instruments		37	86
		11,647	10,422
Current assets
Inventories and pre-publication costs		212	197
Trade and other receivables		2,015	1,873
Derivative financial instruments		10	29
Cash and cash equivalents		114	111
		2,351	2,210
Assets held for sale		1	–
Total assets		13,999	12,632
Current liabilities
Trade and other payables		3,432	3,298
Derivative financial instruments		32	32
Borrowings	5,7	1,392	762
Taxation		450	560
Provisions		15	12
		5,321	4,664
Non-current liabilities
Derivative financial instruments		37	25
Borrowings	5,7	4,973	4,491
Deferred tax liabilities		830	738
Net pension obligations	6	439	350
Provisions		36	51
		6,315	5,655
Liabilities associated with assets held for sale		4	–
Total liabilities		11,640	10,319
Net assets		2,359	2,313
Capital and reserves
Share capital	10	290	224
Share premium	10	1,415	3,104
Shares held in treasury	10	(734)	(1,631)
Translation reserve		374	170
Other reserves		984	425
Shareholders’ equity		2,329	2,292
Non-controlling interests		30	21
Total equity		2,359	2,313

Approved by the Board of RELX PLC, 20 February 2019.

Condensed consolidated financial information

RELX 2018 I Results 22

Condensed consolidated statement of changes in equity

	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Translation reserve £m	Other reserves £m	Shareholders’ equity £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2017 (restated)		226	3,003	(1,471)	727	(215)	2,270	38	2,308
Total comprehensive income for the year		–	–	–	(507)	1,954	1,447	8	1,455
Dividends paid	4	–	–	–	–	(762)	(762)	(10)	(772)
Issue of ordinary shares, net of expenses		–	32	–	–	–	32	–	32
Repurchase of ordinary shares		–	–	(737)	–	–	(737)	–	(737)
Cancellation of shares		(4)	–	570	–	(566)	–	–	–
Increase in share based remuneration reserve (net of tax)		–	–	–	–	42	42	–	42
Settlement of share awards		–	–	37	–	(37)	–	–	–
Acquisitions		–	–	–	–	–	–	1	1
Disposal of business		–	–	–	–	–	–	(15)	(15)
Exchange differences on translation of capital and reserves		2	69	(30)	(50)	9	–	(1)	(1)
Balance at 1 January 2018 (restated)		224	3,104	(1,631)	170	425	2,292	21	2,313
Total comprehensive income for the year		–	–	–	207	1,313	1,520	6	1,526
Dividends paid	4	–	–	–	–	(796)	(796)	(8)	(804)
Issue of ordinary shares, net of expenses		134	114	–	–	(227)	21	–	21
Repurchase of ordinary shares		–	–	(743)	–	–	(743)	–	(743)
Cancellation of shares		(68)	(1,795)	1,601	–	262	–	–	–
Increase in share based remuneration reserve (net of tax)		–	–	–	–	35	35	–	35
Settlement of share awards		–	–	35	–	(35)	–	–	–
Acquisitions		–	–	–	–	–	–	11	11
Exchange differences on translation of capital and reserves		–	(8)	4	(3)	7	–	–	–
Balance at 31 December 2018		290	1,415	(734)	374	984	2,329	30	2,359

Refer to note 1 on page 23 for details of the restatement due to the adoption of IFRS 9, 15 and 16.

Notes to the condensed consolidated financial information

RELX 2018 I Results23

1	Basis of preparation

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as ‘RELX’.

The consolidated financial information, presented in condensed form, has been abridged from the audited RELX Annual Report and Financial Statements 2018 for which an unqualified audit report was given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 117 to 164 of the RELX Annual Report and Financial Statements 2017, with the exception of revenue, leases and financial instruments which have been updated as a result of the adoption of new accounting standards. A summary of the impact of the new accounting policies is set out below, with further detail on the revenue and lease policies on pages 25 and 29 respectively. Financial information is presented in sterling, unless otherwise stated.

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the year ended 31 December 2018.

Standards, amendments and interpretations not yet effective

A number of amendments and interpretations have been issued which are not expected to have any significant impact on the accounting policies and reporting.

Standards and amendments effective for the year

New accounting standards and amendments effective for the year and adopted by the Group in 2018 are IFRS 9 – Financial Instruments and IFRS 15 – Revenue from Contracts with Customers. IFRS 16 – Leases has also been adopted in 2018, a year earlier than its mandatory effective date of 1 January 2019.

Notes to the condensed consolidated financial information

RELX 2018 I Results24

1Basis of preparation (continued)

The impact of the adoption of these standards on the full year 2017 results is as follows:

For the year ended 31 December 2017	2017 as reported £m	IFRS 9 impact £m	IFRS 15 impact £m	IFRS 16 impact £m	2017 as restated £m
Income statement
Revenue	7,355	–	(14)	–	7,341
Adjusted operating profit	2,284	–	(11)	11	2,284
Reported operating profit	1,905	–	(11)	11	1,905
Net finance costs	(182)	(2)	–	(15)	(199)
Adjusted net profit attributable to RELX PLC shareholders	1,635	(2)	(9)	(4)	1,620
Reported net profit attributable to RELX PLC shareholders	1,659	(2)	(9)	–	1,648
Adjusted EPS	81.0p	(0.1p)	(0.5p)	(0.2p)	80.2p
Reported EPS	82.2p	(0.1p)	(0.5p)	–	81.6p

Statement of financial position
Right-of-use asset	16	–	–	271	287
Borrowings (including lease liability)	(4,886)	14	–	(381)	(5,253)
Finance lease receivable	–	–	–	57	57
Deferred income	(1,834)	–	(76)	–	(1,910)

IFRS 9 – Financial Instruments replaces the existing classification and measurement requirements in IAS 39 – Financial Instruments: Recognition and Measurement. RELX has applied IFRS 9 retrospectively, with the exception of hedge accounting, which has been applied prospectively. The main impact on previously reported numbers results in a reduction to borrowings of £14m as at 31 December 2017, arising from a retrospective change in the treatment under IFRS 9 of certain debt modifications undertaken in 2012 and 2013.

IFRS 15 – Revenue from Contracts with Customers provides a single point of reference for revenue recognition, including guidance in relation to identification of the contract and licensing arrangements. RELX adopted IFRS 15 on a fully retrospective basis. The main impact of IFRS 15 is a change in the timing of revenue recognition as a result of the guidance on identification and satisfaction of performance obligations under IFRS 15. The impact on the income statement for the 12 months to 31 December 2017 is a decrease of £11m to both reported and adjusted operating profit.

IFRS 16 – Leases (early adoption and therefore effective for the 2018 financial year) IFRS 16 eliminates the distinction between operating and finance leases and requires lessees to recognise all leases with a lease term of greater than 12 months in the statement of financial position. RELX has adopted this standard a year earlier than the mandatory effective date of 1 January 2019. IFRS 16 has been adopted on a fully retrospective basis.

The change in accounting standard results in both an asset and liability being brought onto the statement of financial position for the majority of leases where RELX is a lessee. The asset is then depreciated, and interest expense recognised over the life of the lease. The standard also gives guidance on the recognition of subleases, which results in finance sublease receivables being recognised on the balance sheet. As at 31 December 2017, the restated statement of financial position includes additional right-of-use assets of £271m, finance lease receivables of £57m and additional lease liabilities of £381m.

The impact on the income statement for the 12 months to 31 December 2017 is an increase of £11m to both reported and adjusted operating profit, offset by a net increase to finance costs of £15m. After taking into account additional gains from disposals of right-of-use assets, there is no impact on reported net profit.

Additionally, the other interpretations and amendments to IFRS effective for 2018 have not had a significant impact on the Group’s accounting policies or reporting.

Notes to the condensed consolidated financial information

RELX 2018 I Results25

2Segment analysis

RELX is a global provider of information-based analytics and decision tools for professional and business customers. Operating in four major market segments: Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance; Risk & Business Analytics provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Legal provides legal, regulatory and business information and analytics that helps customers increase their productivity, improve decision-making and achieve better outcomes; and Exhibitions is a leading global events business. It combines face-to-face with data and digital tools to help customers learn about markets, source products and complete transactions at over 500 events in almost 30 countries, attracting more than 7m participants.

The Group’s reported segments are based on the internal reporting structure and financial information provided to the Board.

Adjusted operating profit is the key segmental profit measure used by the Group in assessing performance. Adjusted operating profit is reconciled to operating profit on page 32.

Revenue arises from the provision of products and services under contracts with customers. In all cases, revenue is recognised to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Where a contract consists of two or more distinct performance obligations, revenue is recognised as each performance obligation is satisfied, based on the transaction price allocated to each performance obligation.

Revenue is stated after allowance for anticipated discounts and returns and excludes customer sales taxes.

Revenue is recognised for the various categories as follows:

•	Subscriptions - recognised systematically over the contractual period of subscription
•	Transactional - recognised when control of the product is passed to the customer or the service has been performed
•	Advertising - recognised on publication or over the period of online display

Revenue

	Year ended 31 December
	2018 £m	Restated 2017 £m
Business segment
Scientific, Technical & Medical	2,538	2,473
Risk & Business Analytics	2,117	2,073
Legal	1,618	1,686
Exhibitions	1,219	1,109
Total	7,492	7,341
Geographical market
North America	4,091	4,078
Europe	1,808	1,694
Rest of world	1,593	1,569
Total	7,492	7,341

Notes to the condensed consolidated financial information

RELX 2018 I Results26

2Segment analysis (continued)

	Year ended 31 December
	2018 £m	Restated 2017 £m
Analysis of revenue by type
Subscriptions	3,889	3,800
Transactional	3,521	3,444
Advertising	82	97
Total	7,492	7,341

Adjusted operating profit

	Year ended 31 December
	2018 £m	Restated 2017 £m
Business segment
Scientific, Technical & Medical	942	914
Risk & Business Analytics	776	760
Legal	320	328
Exhibitions	313	287
Subtotal	2,351	2,289
Unallocated items	(5)	(5)
Total	2,346	2,284

3Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to RELX PLC shareholders and dividing this by the total weighted average number of shares.

Earnings per share

	Year ended 31 December
	2018			Restated 2017
	Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)
Basic earnings per share	1,422	1,977.2	71.9p	1,648	2,019.4	81.6p
Diluted earnings per share	1,422	1,990.8	71.4p	1,648	2,035.2	81.0p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

Adjusted earnings per share

	Year ended 31 December
	2018			Restated 2017
	Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)
Adjusted earnings per share	1,674	1,977.2	84.7p	1,620	2,019.4	80.2p

Adjusted net profit is reconciled to net profit on page 32.

Notes to the condensed consolidated financial information

RELX 2018 I Results27

4Dividends

Dividends declared and paid in the year

Ordinary dividends declared and paid in the year ended 31 December 2018, in amounts per ordinary share, comprise: a 2017 final dividend of 27.7p (2017: 25.7p) and a 2018 interim dividend of 12.4p (2017: 11.7p), giving a total of 40.1p (2017: 37.4p) for RELX PLC shareholders. Former shareholders in RELX NV received a 2017 final dividend of €0.316 (2017: €0.301) and a 2018 interim dividend of €0.140 (2017: €0.132).

The Directors of RELX PLC have proposed a final dividend of 29.7p (2017: 27.7p), giving a total for the financial year of 42.1p (2017: 39.4p). The total cost of funding the proposed final dividend is expected to be £583m, for which no liability has been recognised at the statement of financial position date. The final dividend as approved will be paid on 4 June 2019, with an ex-dividend date of 2 May 2019 and a record date of 3 May 2019.  The Euro equivalent of the final dividend will be announced on 23 May 2019.

Following the completion of the corporate simplification in September 2018, shareholders appearing on the Register of Members or holding their shares through CREST will continue to receive their dividends in Pounds Sterling but will have the option to elect to receive their dividends in Euro.  Former RELX NV shareholders who now hold RELX PLC shares through Euroclear Nederland (via banks and brokers), will automatically receive their dividends in Euro but will have the option to elect to receive their dividends in Pounds Sterling.  The closing date for dividend currency elections is 20 May 2019.  The closing date for elections in relation to participation in the Company’s dividend reinvestment plans is also 20 May 2019.

5Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

	Year ended 31 December
	2018 £m	Restated 2017 £m
Operating profit	1,964	1,905
Share of results of joint ventures	(32)	(37)
Amortisation of acquired intangible assets	287	313
Amortisation of internally developed intangible assets	225	203
Depreciation of property, plant and equipment	62	65
Depreciation of right-of-use assets	77	75
Share based remuneration	41	39
Total non-cash items	692	695
Increase in working capital	(69)	(37)
Cash generated from operations	2,555	2,526

Notes to the condensed consolidated financial information

RELX 2018 I Results28

5Condensed consolidated statement of cash flows (continued)

Reconciliation of net borrowings

	Year ended 31 December
	Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	Finance lease receivable £m	2018 £m	Restated 2017 £m
At start of year	111	(5,253)	43	57	(5,042)	(5,050)

Increase/(decrease) in cash and cash equivalents	1	–	–	–	1	(45)
Increase in borrowings	–	(894)	–	–	(894)	(13)
Repayment of leases	–	95	–	(14)	81	78
Changes in net borrowings resulting from cash flows	1	(799)	–	(14)	(812)	20
Borrowings in acquired businesses	–	(12)	–	–	(12)	–
Remeasurement and derecognition of leases	–	(12)	–	–	(12)	(6)
Inception of leases	–	(31)	–	3	(28)	(36)
Fair value adjustments	–	(7)	(18)	–	(25)	(11)
Exchange translation differences	2	(251)	–	3	(246)	41
At end of year	114	(6,365)	25	49	(6,177)	(5,042)

Net borrowings comprise cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans, derivative financial instruments that are used to hedge certain borrowings and adjustments in respect of cash collateral received/paid. The Group monitors net borrowings as part of capital and liquidity management.

Borrowings by year of repayment

	Year ended 31 December
	Borrowings (excluding leases) £m	Lease liabilities £m	2018 £m	Restated 2017 £m
Within 1 year	1,300	92	1,392	762
Within 1 to 2 years	508	87	595	678
Within 2 to 3 years	451	70	521	582
Within 3 to 4 years	688	42	730	502
Within 4 to 5 years	669	27	696	658
After 5 years	2,389	42	2,431	2,071
After 1 year	4,705	268	4,973	4,491
Total	6,005	360	6,365	5,253

Short-term bank loans, overdrafts and commercial paper were backed up at 31 December 2018 by a $3,000m (£2,354m) committed bank facility, consisting of a $1,750m (£1,373m) tranche maturing in July 2023 and a $1,250m (£981m) tranche maturing in July 2021, which was undrawn.

The total fair value of gross borrowings (excluding leases) as at 31 December 2018 was £6,279m (2017: £5,181m).

Notes to the condensed consolidated financial information

RELX 2018 I Results29

6Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	Year ended 31 December
	2018 £m	2017 £m
At start of year	(328)	(636)
Service cost	(36)	(47)
Net interest on net defined benefit obligation	(9)	(15)
Settlements and past service (cost)/credits	(11)	43
Contributions by employer	46	85
Actuarial (losses)/gains	(91)	233
Exchange translation differences	(4)	9
At end of year	(433)	(328)

The net pension deficit comprises:

	As at 31 December
	2018 £m	2017 £m
Fair value of scheme assets	4,379	4,601
Defined benefit obligations of funded schemes	(4,582)	(4,690)
Net deficit of funded schemes	(203)	(89)
Defined benefit obligations of unfunded schemes	(230)	(239)
Net deficit	(433)	(328)

The net pension deficit is split between net pension obligations and net pension assets as follows:

	As at 31 December
	2018 £m	2017 £m
Net pension asset	6	22
Net pension obligations	(439)	(350)
Overall net pension obligation	(433)	(328)

7Leases

All leases where RELX is the lessee (with the exception of short term and low value leases) are recognised in the statement of financial position. A lease liability is recognised based on the present value of the future lease payments, and a corresponding right-of-use asset is recognised. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the asset. Lease payments are apportioned between finance charges and a reduction of the lease liability.

Low value items and short-term leases with a term of 12 months or less are not required to be recognised on the balance sheet and payments made in relation to these leases are recognised on a straight-line basis in the income statement.

The leases held by the Group can be split into two categories, property and non-property. The Group leases various properties, principally offices, which have varying terms and renewal rights that are typical to the territory in which they are located.

Notes to the condensed consolidated financial information

RELX 2018 I Results30

7Leases (continued)

Non-property includes all other leases, such as cars and printers. Movements in the right-of-use assets during the year were as follows:

	Year ended 31 December
	Property £m	Non-property £m	2018 £m	Restated 2017 £m
At start of year	264	23	287	325
Additions	26	5	31	46
Acquisitions	7	5	12	–
Remeasurement	13	–	13	8
Disposals	(2)	(8)	(10)	(8)
Depreciation	(68)	(9)	(77)	(75)
Exchange translation differences	6	1	7	(9)
At end of year	246	17	263	287

As at 31 December 2018 the lease liability balances and split between current and non-current were as follows:

	As at 31 December
	2018 £m	Restated 2017 £m
Current
Property	(83)	(81)
Non-property	(9)	(8)
Non-current
Property	(260)	(295)
Non-property	(8)	(7)
Total	(360)	(391)

Interest expense on the lease liabilities recognised within finance costs was £14m in the year to 31 December 2018 (2017: £17m).

RELX subleases vacant space available within its leased properties. IFRS 16 specifies conditions whereby a sublease is classed as a finance lease for the sub-lessor.  The finance lease receivable balance held is as follows:

	As at 31 December
	2018 £m	Restated 2017 £m
Net finance lease receivable	49	57

8Acquisitions

Total consideration for the acquisitions made in the year was £978m, the largest of which was ThreatMetrix. The results and net assets of the acquisitions have been consolidated into the RELX results from the point of close. The total consideration for ThreatMetrix, net of cash acquired, was £585m, which represents the fair value of the consideration translated at the acquisition date foreign exchange rate. Subsequent to the 31 December 2018, Reed Exhibitions acquired Mack Brooks.

Notes to the condensed consolidated financial information

RELX 2018 I Results31

9Taxation

The reported tax charge was £292m (2017: £65m). In 2017 an exceptional £346m credit was recognised in relation to a deferred tax adjustment arising from the US Tax Cuts and Jobs Act. In 2018 a £112m exceptional tax credit was recognised as a result of the substantial resolution of certain prior year tax matters during the year and the deferred tax effect of tax rate reductions in the Netherlands and the US. On the basis of their size and non-recurring nature these tax credits have been excluded from the adjusted tax charge.

10Share capital

	Year ended 31 December
	2018			2017
	Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
RELX PLC Number of ordinary shares
At start of year	1,123.6	(63.5)	1,060.1	1,080.5
Issue of ordinary shares	1.6	–	1.6	2.0
Issue of ordinary shares in exchange for RELX NV shares	930.8	(3.5)	927.3	–
Repurchase of ordinary shares	–	(26.9)	(26.9)	(23.1)
Net (purchase)/release of shares by the Employee Benefit Trust	–	(0.2)	(0.2)	0.7
Cancellation of treasury shares	(45.0)	45.0	–	–
At end of year	2,011.0	(49.1)	1,961.9	1,060.1
RELX NV Number of ordinary shares
At start of year	1,000.0	(56.4)	943.6	962.2
Issue of ordinary shares	0.9	–	0.9	2.1
Repurchase of ordinary shares	–	(17.5)	(17.5)	(21.4)
Net release of shares by the Employee Benefit Trust	–	0.3	0.3	0.7
Cancellation of ordinary shares on completion of the corporate simplification	(930.8)	3.5	(927.3)	–
Cancellation of treasury shares on completion of the corporate simplification	(70.1)	70.1	–	–
At end of year	–	–	–	943.6

At end of year	2,011.0	(49.1)	1,961.9	2,003.7

11Related party transactions

There have been no material related party transactions in the year ended 31 December 2018.

12 Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

	Income statement		Statement of financial position
	31 December 2018	31 December 2017	31 December 2018	31 December 2017
Euro to sterling	1.13	1.14	1.11	1.12
US dollars to sterling	1.34	1.29	1.27	1.35

Reconciliation of additional performance measures

RELX 2018 I Results32

Please see page 13 for further information on additional performance measures used. Additional performance measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.
The measures may not be directly comparable to similarly reported measures by other companies. A reconciliation of additional performance measures to relevant GAAP measures is as follows:

	Year ended 31 December
	2018 £m	Restated 2017 £m
Operating profit	1,964	1,905
Adjustments:
Amortisation of acquired intangible assets	288	314
Acquisition-related costs	84	56
Reclassification of tax in joint ventures	11	10
Reclassification of finance income in joint ventures	(1)	(1)
Adjusted operating profit	2,346	2,284

Profit before tax	1,720	1,721
Adjustments:
Amortisation of acquired intangible assets	288	314
Acquisition-related costs	84	56
Reclassification of tax in joint ventures	11	10
Net interest on net defined benefit pension obligation	9	15
Disposals and other non-operating items	33	(15)
Adjusted profit before tax	2,145	2,101

Tax charge	(292)	(65)
Adjustments:
Deferred tax movements on goodwill and acquired intangible assets	34	42
Tax on net financing charge on net defined benefit pension obligation	(2)	(4)
Tax on acquisition-related costs	(13)	(13)
Reclassification of tax in joint ventures	(11)	(10)
Tax on disposals and other non-operating items	(14)	16
Other deferred tax credits from intangible assets*	(55)	(93)
Exceptional tax credit**	(112)	(346)
Adjusted tax charge	(465)	(473)

Net profit attributable to RELX PLC shareholders	1,422	1,648
Adjustments (post-tax):
Amortisation of acquired intangible assets	322	356
Acquisition-related costs	71	43
Net interest on net defined benefit pension obligation	7	11
Disposals and other non-operating items	19	1
Other deferred tax credits from intangible assets*	(55)	(93)
Exceptional tax credit**	(112)	(346)
Adjusted net profit attributable to RELX PLC shareholders	1,674	1,620

Cash generated from operations	2,555	2,526
Adjustments:
Dividends received from joint ventures	30	38
Purchases of property, plant and equipment	(56)	(51)
Proceeds on disposals of property, plant and equipment	4	1
Expenditure on internally developed intangible assets	(306)	(303)
Repayment of lease principal (net)	(81)	(76)
Payments in relation to acquisition-related costs/other	97	62
Adjusted cash flow	2,243	2,197

* Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

** In 2018 relates to the substantial resolution of certain prior year tax matters and deferred tax effect of tax rate reductions in the Netherlands and US. In 2017 relates to a one-off non-cash credit from a deferred tax adjustment arising from the US Tax Cuts and Jobs Act.

Summary financial information in euros

RELX 2018 I Results33

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 12 to the condensed consolidated financial information.

Condensed consolidated income statement

	Year ended 31 December
	2018 €m	Restated 2017 €m
Revenue	8,466	8,369
Operating profit	2,219	2,172
Profit before tax	1,944	1,962
Net profit attributable to RELX PLC shareholders	1,607	1,879
Adjusted operating profit	2,651	2,604
Adjusted profit before tax	2,424	2,395
Adjusted net profit attributable to RELX PLC shareholders	1,892	1,847
Basic earnings per share	€	€
RELX PLC	€0.813	€0.930
Adjusted earnings per share	€0.957	€0.915

Condensed consolidated statement of cash flows

	Year ended 31 December
	2018 €m	Restated 2017 €m
Net cash from operating activities	2,243	2,182
Net cash used in investing activities	(1,436)	(473)
Net cash used in financing activities	(806)	(1,760)
Increase/(decrease) in cash and cash equivalents	1	(51)
Adjusted cash flow	2,535	2,505

Condensed consolidated statement of financial position

	As at 31 December
	2018 €m	Restated 2017 €m
Non-current assets	12,928	11,673
Current assets	2,609	2,475
Assets held for sale	1	–
Total assets	15,538	14,148
Current liabilities	5,906	5,224
Non-current liabilities	7,010	6,333
Liabilities associated with assets held for sale	4	–
Total liabilities	12,920	11,557
Net assets	2,618	2,591

Summary financial information in US dollars

RELX 2018 I Results 34

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 12 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

	Year ended 31 December
	2018 US$m	Restated 2017 US$m
Revenue	10,039	9,470
Operating profit	2,632	2,457
Profit before tax	2,305	2,220
Net profit attributable to RELX PLC shareholders	1,905	2,126
Adjusted operating profit	3,144	2,946
Adjusted profit before tax	2,874	2,710
Adjusted net profit attributable to RELX PLC shareholders	2,243	2,090
Basic earnings per American Depositary Share (ADS)	US$	US$
RELX PLC (Each ADS comprises one ordinary share)	$0.963	$1.053
Adjusted earnings per American Depositary Share (ADS)	$1.134	$1.035

Condensed consolidated statement of cash flows

	Year ended 31 December
	2018 US$m	Restated 2017 US$m
Net cash from operating activities	2,660	2,469
Net cash used in investing activities	(1,703)	(535)
Net cash used in financing activities	(956)	(1,992)
Increase/(decrease) in cash and cash equivalents	1	(58)
Adjusted cash flow	3,006	2,834

Condensed consolidated statement of financial position

	Year ended 31 December
	2018 US$m	Restated 2017 US$m
Non-current assets	14,792	14,070
Current assets	2,986	2,984
Assets held for sale	1	–
Total assets	17,779	17,054
Current liabilities	6,758	6,296
Non-current liabilities	8,020	7,635
Liabilities associated with assets held for sale	5	–
Total liabilities	14,783	13,931
Net assets	2,996	3,123

Investor information

RELX 2018 I Results 35

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs over 30,000 people of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges. The shares are traded using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The total market capitalisation is approximately £33bn/€38bn/$43bn.

The Annual Report and Financial Statements 2018 are expected to be available on the RELX website at www.relx.com from 28 February 2019. Copies of the Annual Report and Financial Statements 2018 are expected to be posted to shareholders of RELX PLC on 7 March 2019. Copies of the 2018 Results Announcement are available to the public on the RELX website and from:

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom